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                                  SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*


                                 MascoTech, Inc.
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                                (Name of Issuer)


                     Common Stock, par value $1.00 per share
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                         (Title of Class of Securities)


                                   574670 10 5
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                                 (CUSIP Number)


 John R. Leekley, Senior Vice President and General Counsel, Masco Corporation,
              21001 Van Born Road, Taylor, MI 48180 (313) 274-7400
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)



                                 August 1, 2000
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 5 pages
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CUSIP NO. 574670 10 5             13D                          PAGE 2 OF 5 PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
         Masco Corporation 38-1794485

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [x]
                                                                         (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)


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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
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                7   SOLE VOTING POWER
  NUMBER OF         7,824,690

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING         7,824,690

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     7,824,690

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.6
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14   TYPE OF REPORTING PERSON (See Instructions)

     CO
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CUSIP NO. 574670 10 5             13D                          PAGE 3 OF 5 PAGES

The information contained in this Amendment No. 9 supplements and amends the information contained in the following Items of the Schedule 13D filed by Masco Corporation ("Masco") relating to the Common Stock, par value $1.00 per share (the "Common Stock"), of MascoTech, Inc., a Delaware corporation (the "Issuer"), as heretofore amended.

         On August 2, 2000, the Issuer issued a press release (the "Press Release") announcing that it had entered into a Recapitalization Agreement dated as of August 1, 2000 (the "Recapitalization Agreement") with Riverside Company LLC, a Delaware limited liability company ("Riverside"), pursuant to which Riverside will be merged with and into the Issuer, with the Issuer as the surviving corporation (the "Riverside Merger"). Heartland Industrial Partners, L.P., a Delaware limited partnership ("Heartland"), controls Riverside and, as a result of the transactions contemplated by the Recapitalization Agreement will acquire control of the Issuer. The Recapitalization Agreement further provides that each share of the Common Stock held by the shareholders of the Issuer (other than certain shares of Common Stock held by Masco, by Richard A. Manoogian, and by The Richard and Jane Manoogian Foundation) will be converted into a cash payment at the closing of $16.90 per share of Common Stock plus their pro rata share of the net proceeds realized on the disposition of certain non-operating assets of the Issuer.

         The transactions contemplated by the Recapitalization Agreement are subject to certain conditions.

         In connection with the transactions contemplated under the Recapitalization Agreement, Riverside, Masco, Richard A. Manoogian, and the Richard and Jane Manoogian Foundation entered into an Exchange and Voting Agreement dated as of August 1, 2000 (the "Exchange and Voting Agreement"). Pursuant to the Exchange and Voting Agreement, Masco, Richard A. Manoogian, and the Richard and Jane Manoogian Foundation have agreed to vote in favor of the Recapitalization Agreement and the transactions contemplated thereunder. As a result of the transactions contemplated under the Recapitalization Agreement and the Exchange and Voting Agreement, Masco, Richard A. Manoogian, and the Richard and Jane Manoogian Foundation, and other members of management will retain an equity stake of approximately 20% in the Issuer, as the surviving corporation after the consummation of the transactions contemplated thereunder.

         Each of the foregoing descriptions of the Recapitalization Agreement, the Exchange and Voting Agreement and the Press Release is qualified in its entirety by reference to the Recapitalization Agreement, a copy of which is attached hereto as Exhibit 99.c and is incorporated herein by reference, to the Exchange and Voting Agreement, a copy of which is attached hereto as Exhibit 99.d and is incorporated herein by reference, and to the Press Release, a copy of which is attached hereto as Exhibit 99.e and is incorporated herein by reference.

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CUSIP NO. 574670 10 5             13D                          PAGE 4 OF 5 PAGES

Item 4.  Purpose of the Transaction.

         Pursuant to the Exchange and Voting Agreement, Masco will exchange a portion of its Common Stock for Preferred Stock of Issuer prior to the Riverside Merger. This Preferred Stock will be converted into Common Stock and Preferred Stock of the Issuer as the surviving Corporation in the Riverside Merger. As a result of these transactions, Heartland will acquire control of the Issuer and the Common Stock will be eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934 and to be delisted from the New York Stock Exchange.

Item 5.  Interest in Securities of Issuer.

         (a) Prior to the transactions contemplated by the Recapitalization Agreement and the Exchange and Voting Agreement, as of August 1, 2000 Masco directly owned 7,824,690 shares of Common Stock. To the best of its knowledge and based on the number of shares of Common Stock believed to be outstanding as of August 1, 2000, Masco would be deemed to be the beneficial owner of 17.6 percent of the shares of Common Stock. Pursuant to the Recapitalization Agreement and the Exchange and Voting Agreement, Masco will continue to hold a portion of its equity in the Issuer following the Riverside Merger.

         (b) Subject to the Exchange and Voting Agreement, Masco has the sole power to vote all of the shares of Common Stock owned by it. Pursuant to the Exchange and Voting Agreement, Masco has agreed to vote all shares of Common Stock then beneficially owned in favor of the Transactions (as defined in the Recapitalization Agreement).

         (c) During the sixty day period ended August 1, 2000 no transactions in the Common Stock occurred.

         Shares of Common Stock beneficially owned by Richard A. Manoogian, who is Masco's Chairman of the Board and Chief Executive Officer, are separately reported by Mr. Manoogian.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         In connection with a sale of shares of Common Stock to the Issuer in 1996, Masco granted the Issuer a Right of First Refusal to purchase the remaining shares of Common Stock held by Masco. This Right of First Refusal was waived in connection with the Recapitalization Agreement.

As described above, pursuant to the Exchange and Voting Agreement, Masco has agreed to exchange a portion of its shares of Common Stock and Masco has agreed to vote all shares of Common Stock then beneficially owned in favor of the Transactions.


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CUSIP NO. 574670 10 5             13D                          PAGE 5 OF 5 PAGES

Item 7.  Material to be Filed as Exhibits.

         *Exhibit 99.a     Stock Purchase Agreement dated as of October 15,
                           1996 between Masco Corporation and MascoTech, Inc.

         *Exhibit 99.b     Amendment  No. 1 made as of October 31, 1996 to
                           Amended and Restated Securities Purchase Agreement dated as of November 23, 1993 between Masco
                           Corporation and MascoTech, Inc.

         Exhibit 99.c Recapitalization Agreement dated as of August 1, 2000. Incorporated by reference to the Exhibits filed with MascoTech, Inc.'s Current Report on Form 8-K dated August 7, 2000.

         Exhibit 99.d      Exchange and Voting Agreement dated as of August
                           1, 2000. Incorporated by reference to the Exhibits filed with MascoTech, Inc.'s Current Report on Form 8-K dated August 7, 2000.

         Exhibit 99.e Press Release dated August 2, 2000. Incorporated by reference to the Exhibits filed with MascoTech, Inc.'s Current Report on Form 8-K dated August 7, 2000.
*Previously filed

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  August 11, 2000


MASCO CORPORATION


By:      /s/ Robert B. Rosowzki
         ---------------------------
         Robert B. Rosowzki
         Vice President - Controller
         and Treasurer